Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

CBRE Acquisition Holdings, Inc.:

We consent to the use of our report dated October 22, 2020, except as to the 3rd paragraph of Note 1, the 2nd and 4th paragraphs of Note 3, the 1st paragraph of Note 4, the 1st paragraph of Note 5 and the 1st paragraph of Note 6, which are as of November 9, 2020, with respect to the balance sheet of CBRE Acquisition Holdings, Inc. as of October 16, 2020, and the related statements of operations, changes in stockholder’s deficit, and cash flows for the period from October 13, 2020 (inception) through October 16, 2020, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Los Angeles, California

November 9, 2020